Exhibit 99.2



                   [LETTERHEAD OF W. P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585

15 May 2007
Hamilton, Bermuda



                         W.P. Stewart & Co., Ltd. Holds
                     Annual General Meeting of Shareholders


      W.P. Stewart & Co., Ltd. today held its Annual General Meeting of shareholders in Hamilton, Bermuda.

      A slate of eight (8) directors composed of William P. Stewart, Henry B. Smith, John C. Russell, Angus S. King, Jr., Alfred J. Mulder, Heinrich Spangler, Jan J. Spiering and Richard D. Spurling was elected to the Board of Directors. A proposal that the maximum number of directors be maintained at twelve (12), and that the directors of the Company be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum of twelve), was also approved.

      During the Annual General Meeting, William P. Stewart, the Chairman and Chief Executive Officer of the Company, thanked retiring Board members, Dominik M.F. Brunner and Jeremy W. Sillem for their service to the Company.

      Mr. Stewart commented, "I am grateful to Mr. Brunner and Mr. Sillem for their objective guidance and support. Their depth of experience, both with private and public companies, has been of great assistance to us and I wish each of them every success in the future."

      In other action, the shareholders also:

      1. re-appointed PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ended 31 December 2007 and until the close of the Annual General Meeting of the Company for 2008 and to authorize the Board of Directors (acting by its Audit Committee) to fix the auditors' remuneration; and


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      2.    ratified and approved the issuance or the commitment to issue by the
            Company of 1,035,301 of its common shares, in the aggregate, to certain of its officers and other employees during the year ended 31 December 2006 and early 2007 (all of which shares are or will be subject to vesting requirements ) and the commitment by the Company to issue in the future up to an additional 505,000 common shares, in the aggregate, to certain of its officers and employees (all of which additional issuances are subject to the satisfaction of
            certain   conditions   relating  to  the  Company's   profitability,
            investment performance or both).

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.